UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV Nieuwe Stationsstraat 10
P.O. Box 33
PRESS RELEASE	6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS FILES FOR DEREGISTRATION WITH U.S. SECURITIES AND EXCHANGE COMMISSION

ARNHEM, The Netherlands, June 6, 2008 — ARCADIS (EURONEXT: ARCAD), the international consulting, design and engineering company, today announced that it is in the process of terminating its duty to file reports with the United States Securities and Exchange Commission (SEC). It is anticipated that on June 9, 2008, the company will file a Form 15-F with the SEC to terminate the registration of its securities under Section 12(g) of the Securities Exchange Act of 1934 and to suspend its duty to file reports with the SEC. ARCADIS anticipates that the deregistration process will be finalized within 90 days.

ARCADIS’ ordinary shares will continue to be listed for trading on the Euronext stock exchange in Amsterdam, and its shares may be traded in the United States on the over-the-counter bulletin boards. The decision to deregister follows an earlier delisting from the NASDAQ exchange that was taken in light of the low trading volume on the Nasdaq exchange and because the costs associated with maintaining a US listing outweighed the benefits. Since the delisting the trading volume in the United States has decreased to less than 5% of total trading volume in ARCADIS shares, allowing for deregistration with the SEC.

As required by new Exchange Act Rule 12h-6, ARCADIS will continue to make available all of its annual and quarterly information – as well as any other information that is required under Dutch law or under the Euronext rules – to its investors through its website. ARCADIS will also continue to host all of its regular investor relations activities, and road shows, including those in the U.S.

“We are committed to the U.S. market and to U.S. shareholders, but saw no need to maintain a dual listing, also given the ever increasing transparency of global equity markets. Concentrating shares under a single listing is also beneficial for liquidity”, said Harrie L.J. Noy, CEO of ARCADIS.

ARCADIS is an international company providing consultancy, design, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 13,500 employees and over €1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

For more information contact: Joost Slooten at ARCADIS at +31-26-3778604 or e-mail at j.slooten@arcadis.nl.

Visit us on the internet at www.arcadis-global.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: June 6, 2008	By:	/s/ H. L. J. Noy
	Name:	H. L. J. Noy
	Title:	Chief Executive Officer